UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2014
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from             to
Commission File Number 1-35229

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
XYLEM RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XYLEM INC.
1 INTERNATIONAL DRIVE, RYE BROOK, NY 10573

TABLE OF CONTENTS

I. FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
Xylem Retirement Savings Plan
Rye Brook, New York

We have audited the accompanying statements of net assets available for benefits of the Xylem Retirement Savings (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Stamford, Connecticut
June 24, 2015

XYLEM RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

December 31,	2014	2013
ASSETS:
Investments - at fair value:
Member-directed investments:
Equities and brokerage	$15,318	$15,088
Mutual funds	129,647	77,422
Collective trusts	115,205	92,380
Other managed accounts	—	54,262
Total investments	260,170	239,152
Receivables:
Employer contributions	2,900	2,941
Member contributions	1,599	1,224
Notes receivable from Members	6,079	5,448
Receivable from plan merger	28,049	—
Total receivables	38,627	9,613
Total assets	298,797	248,765

LIABILITIES:
Accrued expenses	45	45
Total liabilities	45	45

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	298,752	248,720

Adjustment from fair value to contract value for fully benefit-responsive Stable Asset Income Fund	(230)	71

NET ASSETS AVAILABLE FOR BENEFITS	$298,522	$248,791

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

Year Ended December 31,	2014
INVESTMENT ACTIVITY
Net appreciation in fair value of investments	$8,732
Dividends	7,852
Total investment activity	16,584

CONTRIBUTIONS
Employer	12,656
Members	14,131
Member rollovers	1,502
Total contributions	28,289

INTEREST INCOME ON NOTES RECEIVABLE FROM MEMBERS	253

DEDUCTIONS
Distributions to Members	(23,175)
Trustee and administrative expenses	(269)
Total deductions	(23,444)

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	21,682

NET TRANSFERS INTO PLAN
Transfer due from plan merger	28,049

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	49,731

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	248,791
End of period	$298,522

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1. Description of The Plan
The following description of the Xylem Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants (or “Members”) should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan sponsored by Xylem Inc. (the “Company” or the “Plan Sponsor”) generally covering all non-union U.S. employees of the Company. JP Morgan Chase Bank, N.A. ("JP Morgan") is the trustee ("Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA and are set forth in this report as permitted by Item 4 of Form 11-K.
The Plan became effective on October 31, 2011 following the spin-off of the Company from ITT Corporation (the "Spin-off"). Effective January 1, 2013, the Plan was amended to change its name to the Xylem Retirement Savings Plan. The amendment also removed the requirement that an employee must be on a salaried payroll to be eligible to participate.
In the third quarter of 2014, JP Morgan sold its large market 401(k) record keeping business to Great-West Financial Retirement Plan Services, LLC ("Great-West") and Great-West became the Plan's record keeper. In the fourth quarter of 2014 Great-West re-branded to become Empower Retirement ("Empower").
In January 2015, all participants of the YSI Incorporated Salary Reduction Profit Sharing Plan and Trust (the "YSI Plan") became Members of the Plan. On January 2, 2015, the assets of the participants' balances of the YSI Plan totaling $28.0 million were transferred into the Plan. There were no loans receivable from participants. The YSI Plan asset transfer was initiated on December 31, 2014, therefore, it was recorded as a receivable in the Plan's Statement of Net Assets Available for Benefits as of December 31, 2014.
Effective July 1, 2014, the Plan was amended to change the term of Member general purpose loans to a period of 1 to 54 months, and to change the term of Member loans used in the purchase of a primary residence from 1 to 174 months. The terms were up to 60 months and 180 months, respectively.
In December 2013, all participants of the Multitrode Inc. 401(k) Profit Sharing Plan and Trust (the "Multitrode Plan") became Members of the Plan. On December 2, 2013, the assets of the participants' balances of the Multitrode Plan totaling $0.3 million were transferred into the Plan, including loans receivable from participants which were immaterial.
In January 2013, all participants of the O.I. Corporation 401(k) Plan (the "O.I. Plan") became Members of the Plan. On January 2, 2013, the assets of the participants' balances of the O.I. Plan totaling $8.4 million were transferred into the Plan, including loans receivable from participants of $0.1 million.
Eligibility - All full time U.S. citizen and permanent resident non-union employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All previously eligible employees at the Spin-off were transferred to the Plan. Part-time and temporary U.S. non-union employees are eligible upon completion of 1,000 hours of service in a 12-month period. Expatriates working in the U.S. are eligible upon completion of 36 months of service. However, employees of a subsidiary of the Company that participate in a similar qualified plan of that subsidiary are not eligible to participate in the Plan.
Employee Contributions - A Member may generally elect to contribute 1% to 50% of eligible pay (“Salary” as defined by the Plan document). Members may designate their contributions as before-tax savings, after-tax savings or any combination of the two. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan contributions based on a maximum Salary as defined by the Plan document, but not participate in after-tax savings. Member contributions are subject to the dollar limitation provided by Section 402(g) of the Internal Revenue Code (“IRC”). All non-union employees who first satisfy the eligibility requirements for becoming a Member in the Plan on or after October 31, 2011, shall be automatically enrolled in the Plan at a 6% before-tax contribution rate until and unless the Member elects otherwise. Members may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer Contributions - The Company will make matching contributions to the Member’s account equal to 50% of a Member’s before-tax savings and after-tax savings, up to a maximum of 3% of a Member’s Salary. In addition, the Company contributes 3% or 4% of Salary as a core contribution to each eligible Member’s account, as defined by the Plan document. For Members with age plus years of service at the beginning of the Plan Year (includes service with ITT Corporation and the Company) of less than 50 years, the Company’s contribution to the Member’s account will be 3% of Salary. For Members with age plus years of service of 50 or more years at the beginning of the Plan Year, the Company’s contribution to the Member’s account will be 4% of Salary. Company contributions will be allocated in the Plan’s investment options in the same proportion as the employee’s contributions.
The Company contributed transition credits ("Transition Credits") for eligible Members. Members eligible for Transition Credits are those who were employed by ITT Corporation or one of its subsidiaries on October 30, 2011, and who automatically became a Member of the Plan on October 31, 2011, or who became an employee of ITT Corporation or Exelis Inc. on October 31, 2011 and who became a Member of the Plan immediately following termination from ITT Corporation or Exelis Inc. before March 1, 2012. The contribution for Transition Credits is made annually no later than the due date for the corporate tax return (March 15th of the following year). For Members whose age plus years of service total 60 to 69 at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 3% of the Member’s Salary for the Plan Year. For Members whose age plus years of service of 70 or more at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 5% of the Member’s Salary for the Plan Year. Transition Credits will cease on the earliest of the Member’s date of termination or death, commencement of pension payments under the Exelis Salaried Retirement Plan (formerly the ITT Salaried Retirement Plan), a change in control of the Company, or October 31, 2016.
Investments - Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s twenty-four fund options and a self-directed brokerage account. Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the twenty-five options. However, the number of investment option reallocations or transfers in any calendar month may be limited as defined by the Plan document.
Any Member or Company contributions directed by Members into the Xylem Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership Plan account (“ESOP”). All dividends associated with the contributions held in the ESOP within the Plan are immediately 100% vested. In addition, Members can make an election regarding their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the Xylem Stock Fund or paid to them in cash on a quarterly basis.
The Plan limits the amount that may be held in the Xylem Stock Fund and the JP Morgan Securities LLC self-directed brokerage account (“JPMSDA”) to 20% each of a Member’s total account balance. Members who hold 20% or more of their total account balance in the Xylem Stock Fund or the JPMSDA will not be permitted to designate any future contributions or transfer balances into that fund. Members who hold less than 20% of their total account balance in the Xylem Stock Fund or the JPMSDA may designate up to 20% of future contributions or transfer balances into those funds, provided that the balance in each of the funds does not exceed 20% of the Member’s total account balance after the transfer.
Member Accounts - Individual accounts are maintained for each Member. Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Fund earnings and losses, as well as administrative expenses and investment fees are allocated based on the applicable Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account balance.
Members can initiate transactions by using the Plan’s web site or by speaking to a representative at the Retirement Service Center (“Benefits Center”) at Empower Retirement.
Vesting - Members are immediately vested in their contributions and all Company contributions, as well as actual earnings or losses, and have a non-forfeitable right to their accounts in the Plan.
Forfeited Accounts - Members are always 100% vested in their accounts. Therefore, there were no forfeited non-vested accounts at December 31, 2014 and 2013, nor were there any forfeitures during the year ended December 31, 2014 that were used to reduce Company contributions to the Plan.

Notes Receivable from Members - A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the vested account balance or $50,000, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is a reasonable rate of interest for loans commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Plan document, and generally remains the same throughout the term of the loan. General purpose loan terms range from one to fifty-four months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-seventy-four months. Members may have up to two loans outstanding at the same time. Loans are secured by the balance in the Member’s account. The Member's account is charged $50 to cover loan origination fees. The amount of outstanding Notes Receivable from Members at December 31, 2014 and 2013 was $6.1 million and $5.4 million, respectively.
Under certain circumstances, including a Member’s failure to make timely loan repayments, the Benefits Administration Committee (the "Plan Administrator") may declare the Member’s loan to be in default and the Plan may execute upon its security interest in the Member’s account under the Plan to satisfy the debt.
A Member terminated from the Company may continue to make periodic repayment on such Member’s loans after separation from the Company by contacting the Benefits Center, provided the Member’s account plus the loan amount is greater than $5,000. Account balances that do not exceed $5,000 are subject to certain distribution rules (see below) and any outstanding loans are required to be settled. No new loans can be granted after termination of employment.
Distributions to Members - Upon termination of employment (including death, disability, or retirement) from the Company, a Member or the Member’s surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or the Member’s surviving spouse beneficiary whose account balance is more than $5,000 may elect to keep the Member’s account balance in the Plan until the calendar year in which the Member reaches or would have reached age 70 ½. During the calendar year in which the Member attains age 70 ½, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.
At any time before termination of employment, a Member may request a withdrawal subject to the provisions of the Plan document and shall conform to the standards set by the Plan Administrator. A Member who has not attained age 59 ½ may withdraw all or a portion of that Member’s before-tax savings provided the Member has an immediate and heavy financial need and the withdrawal is necessary to satisfy such need as provided by the Plan document.
Direct Rollover of Certain Distributions - With respect to an eligible rollover distribution, the Member or the Member’s beneficiary may elect, at the time and in a manner prescribed by the Plan Administrator for such purpose, to have the Plan make a direct rollover of all or part of such withdrawal or distribution to a maximum of two eligible retirement plans which accept such rollover.
If a Member’s account balance is greater than $1,000 but does not exceed $5,000 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.
If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically paid out to the Member.

Administrative and Investment Management Expenses - The Plan pays for expenses incurred in conjunction with Plan administration, including trustees, record keeping, and audit fees up to 0.25% of the market value of trust assets and the Company pays all other expenses incurred in administering the Plan. The record keeper receives revenue from mutual fund and collective trust fund service providers for services provided to the funds. This revenue is used to offset certain amounts owed for administrative services incurred by the Plan. In 2014, the Plan incurred trustee and administrative expenses which equal 0.10% of the market value of trust assets. Certain administrative functions are performed by employees of the Company (who may also be Members in the Plan). No such employee receives compensation from the Plan.

In addition to the trustee and administrative expense charges, an investment management fee is charged by the majority of the investment funds. These investment management fees are included in the net asset value (“NAV”) of the fund calculated by the investment manager of the respective fund and are reflected as a reduction of investment return for such investments.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, collective trusts, government securities, corporate debt and a stable asset income fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the values of Members' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are measured at fair value except for the JPMCB Stable Asset Income Fund (“SAIF”) which is stated at fair value and then adjusted to contract value (Note 5). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities and their valuation methods can be found in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Fully Benefit-Responsive Investment Contracts - While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attributed for that portion of the Plan's net assets available for benefits. The statement of changes in net assets available for benefits is presented on a contract value basis. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. See Note 5 for more information on the stable value funds which hold fully benefit-responsive investment contracts.
Contributions Receivable - The Plan accrues contributions receivable based on the period of Members’ service to the Company.
Distributions to Members - Payments to Members are recorded upon distribution. There were no Members who elected to withdraw from the Plan, but had not yet been paid at December 31, 2014 and 2013. Additionally, for loans declared in default the principal and accrued interest are recorded as a distribution.
Notes Receivable from Members - Notes Receivable from Members (a “loan”) are recorded at their unpaid principal balance plus any accrued but unpaid interest. In the event that a Member fails to make timely loan repayments, the loan may be considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to termination of employment subject to the withdrawal provisions outlined in the Plan document and may be determined to be a fully taxable distribution from the Plan.
Plan Mergers - Plan assets received as a result of a plan merger are recorded in accordance with the effective date of the transfer. When the transfer of assets is initiated prior to the effective date of the plan merger, a receivable is recorded until the transaction is completed and the assets are included in the Plan.
New Accounting Standards - In May 2015, the Financial Accounting Standards Board issued Accounting Standard Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 changes certain disclosure requirements for investments for which fair value is measured at NAV per share (or its equivalent) using the practical expedient including eliminating the requirement to classify these investments within the fair value hierarchy. The new guidance is effective for public entities' reporting periods beginning after December 15, 2015 and early adoption is permitted. The Plan did not early adopt this guidance. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or the statement of changes in net assets available for benefits. The Plan is currently evaluating the impact of the ASU 2015-07 on the disclosures in the financial statements.
Note 3. Fair Value Measurements
The Plan determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. We use a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of inputs within the fair value hierarchy are identified as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Plan's policy is to recognize significant transfers between levels at the beginning of the reporting period. There were no significant transfers between levels during 2014 and 2013.
The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•
Equities and Other Common Shares - Common and preferred stock are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. The Xylem Stock Fund invests primarily in the Company’s common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol XYL and is valued at its NAV. The NAV of the Xylem Stock Fund is computed based on the closing price of the Company’s common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market fund included in the Xylem Stock Fund, divided by the number of units outstanding. The money market fund portion of the Xylem Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. These securities are classified in Level 1 of the fair value hierarchy.

•
Brokerage Accounts - Securities held in the JPMSDA are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

•
Mutual Funds - Mutual funds of registered investment companies are publicly traded in active markets and valued at the closing price reported on those major markets as of the measurement date. Generally, fair value is measured at NAV. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Collective Trusts (“CTs”) - CTs are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CTs invest in debt and equity securities, the mix of which varies by fund. CTs are valued using the NAV provided by the administrators of the CTs. There are no unfunded commitments related to the CTs and investments in CTs can be redeemed on a daily basis. CTs are classified in Level 2 of the fair value hierarchy.

•
Other Managed Accounts - The Other Managed Accounts are separately managed accounts (“SMAs”) with specific investment objectives, managed by professional investment managers. SMAs invest in corporate debt, equity securities, government securities and other investments, the mix of which varies by fund. The NAV is reported as of the measurement date as determined by the trustees of the SMAs or their agents. The NAV is computed based on the closing price of the underlying holdings adjusted for investment management and performance fees. SMAs are classified in Level 2 of the fair value hierarchy.

While the Plan Administrator believes that the valuation methods are appropriate and consistent with how other participants in the market value these types of investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2014 and 2013.
The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2014.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2) *	Significant Unobservable Inputs (Level 3)	Total
Equities
Employer Securities	$14,371	$—	$—	$14,371
Brokerage	947	—	—	947
Mutual Funds
Inflation-Adjusted Bond Fund	732	—	—	732
Growth Fund	4,296	—	—	4,296
New Perspective Fund	19,968	—	—	19,968
Emerging Markets Fund	740	—	—	740
Small Cap Growth Fund	5,882	—	—	5,882
Large Cap Growth Fund	14,968	—	—	14,968
Value Fund	10,219	—	—	10,219
Mid Cap Blend Fund	4,287	—	—	4,287
Small Cap Value Fund	6,715	—	—	6,715
Bond Market Index Fund	9,430	—	—	9,430
International Stock Index Fund	8,723	—	—	8,723
Large Cap Blend Fund	36,989	—	—	36,989
Intermediate Term Bond Fund	6,698	—	—	6,698
Collective Trusts
Asset Allocation Funds (a)	—	79,382	—	79,382
Stable Asset Income Fund (b)	—	35,823	—	35,823
Totals	$144,965	$115,205	$—	$260,170

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2013.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2) *	Significant Unobservable Inputs (Level 3)	Total
Equities
Employer Securities	$14,227	$—	$—	$14,227
Brokerage	861	—	—	861
Mutual Funds
Inflation-Adjusted Bond Fund	846	—	—	846
Growth Fund	4,173	—	—	4,173
New Perspective Fund	19,754	—	—	19,754
Emerging Markets Fund	716	—	—	716
Small Cap Growth Fund	6,220	—	—	6,220
Large Cap Growth Fund	13,154	—	—	13,154
Value Fund	9,752	—	—	9,752
Mid Cap Blend Fund	3,199	—	—	3,199
Small Cap Value Portfolio	6,452	—	—	6,452
Bond Market Index Fund	6,305	—	—	6,305
International Stock Index Fund	6,851	—	—	6,851
Collective Trusts
Asset Allocation Funds (a)	—	58,299	—	58,299
Stable Asset Income Fund (b)	—	34,081	—	34,081
Other Managed Funds
Balanced Fund (c)	—	16,099	—	16,099
U.S. Smart Index Fund (d)	—	31,767	—	31,767
Long Term Bond Fund (e)	—	6,396	—	6,396
Totals	$92,510	$146,642	$—	$239,152

* The fair values of the Level 2 investments have been estimated using the NAV of the investment. These investments have a daily redemption frequency, no unfunded commitments, no redemption notice period and no other redemption restrictions.

(a)
The Asset Allocation Funds are JPMCB target date retirement funds, made up of multiple asset classes with observable inputs including a combination of equity, fixed income, real estate and short-term investment vehicles. The funds are meant to align with an expected retirement date. The investment allocation within each fund will likely change over time in order to maintain optimal portfolio construction. The funds will become increasingly more conservative as the target retirement date approaches.

(b)
The Stable Asset Income Fund seeks to preserve the value of money invested, perform better than the average money market fund and earn consistent reliable returns. The fund invests in a variety of high quality, interest-paying securities offered with a companion investment contract called a “benefit responsive wrap”.

(c)
The Balanced Fund’s objective is long-term appreciation while controlling risk through active asset allocation. The equity sector can range from 40% to 75% of the portfolio. The opportunistic style of management looks for companies that have the best trade-off between earnings growth and attractive valuation characteristics. The fixed income sector of the portfolio is focused on high quality bonds and is actively managed with respect to duration. This means the fund will alter the duration of the bond portfolio depending on the interest rate outlook.

(d)
The U.S. Smart Index Fund seeks to provide capital appreciation from a portfolio of large-company U.S. stocks. The fund is comprised of 250-400 large-cap stocks from the S&P 500 Index and offers the benefits of active investment management while maintaining a risk profile similar to that of the S&P 500 Index. The fund excludes stocks in the S&P

500 Index that research shows are most likely to under perform, and diversifies across industry sectors to help minimize market volatility.

(e)
The Long-Term Bond Fund invests in a diversified portfolio of fixed securities and sectors. It is designed for investors who seek a steady flow of income from high quality securities and want to direct part of their overall investment mix to bonds for income that has the potential to compound over time.

Note 4. Investments
The following table presents investments that are 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

(in thousands)	2014	2013
JPMorgan Disciplined Equity Fund **	$36,989	$—
JPMCB Stable Asset Income Fund	35,823	34,081
American Funds New Perspective Fund	19,968	19,754
JPMCB SmartRetirement 2020-C10	18,295	13,122
JPMorgan Large Cap Growth Fund	14,968	13,154
Xylem Stock Fund	14,371	14,227
JPMCB SmartRetirement 2030-C10	13,870	*
JP Morgan US Smart Index Fund ***	—	31,767
Jennison Dryden Balanced Fund ***	—	16,099

*    Represents less than 5% of the Plan's net assets
**    Initial fund investment during 2014
***    Funds exited during 2014

For the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

(in thousands)
Equities
Employer Securities	$1,366
Brokerage	(42)
Mutual Funds
Inflation-Adjusted Bond Fund	—
Growth Fund	(164)
New Perspective Fund	(656)
Emerging Markets Fund	(53)
Small Cap Growth Fund	(328)
Large Cap Growth Fund	1,135
Value Fund	(127)
Mid Cap Blend Fund	225
Small Cap Value Portfolio	(320)
Bond Market Index Fund	196
International Stock Index Fund	(698)
Large Cap Blend Fund	(746)
Intermediate Term Bond Fund	(32)
Collective Trusts
Asset Allocation Funds	4,402
Stable Asset Income Fund	513
Other Managed Funds
Balanced Fund	920
U.S. Smart Index Fund	2,791
Long Term Bond Fund	350
Net Appreciation in Fair Value of Investments	$8,732

Note 5. Stable Asset Income Fund
The SAIF is a collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts, bonds and debt instruments and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the SAIF is the NAV, after adjusting all underlying investments in fully benefit-responsive investment contracts to fair value. The NAV of the SAIF reflects the contract values of the underlying investments in fully benefit-responsive investment contracts. Individual Member accounts invested in the SAIF are maintained on a unit value basis. Members do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. Members can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the SAIF, plus earnings, less Member withdrawals and administrative expenses.

The SAIF is primarily comprised of investment contracts called benefit responsive wraps (“wrap contracts”) that are issued by banks and insurance companies. The wrap contracts help to stabilize the value and returns of the SAIF. These contracts are backed by fixed income portfolios that primarily consist of U.S. Treasury, agency, investment grade corporate, mortgage-backed and asset-backed securities. The SAIF’s primary objective is to seek to provide capital preservation, liquidity and current income at levels that are typically higher than those provided by money market funds. The SAIF also invests in other collective investment trust funds and a separate account established, operated and maintained by JP Morgan and other third party advisers. The investment objectives of these underlying investment vehicles are as follows:

•	The Commingled Pension Trust Fund (Intermediate Bond) of JP Morgan seeks to generate positive total returns over a 1-3 year horizon with consistent income.

•
The Commingled Pension Trust Fund (Liquidity) of JP Morgan seeks to preserve principal, provide liquidity, generate current income and maintain a stable net asset value of $1.00 per unit by investing in a portfolio of high quality, short-term investments.

•	MetLife Separate Account is maintained to provide long-term total return in excess of the Barclays U.S. Intermediate Aggregate Bond Index.
The SAIF imposes certain restrictions on the Plan, and the SAIF itself may be subject to circumstances that affect its ability to transact at contract value. The Plan Administrator believes that the occurrence of events that would cause the SAIF to transact at less than contract value is not probable.

Limitations on the Ability of the SAIF to Transact at Contract Value:
Restrictions on the Plan - Member-initiated transactions are those transactions permitted by the Plan document, including withdrawals for benefits, loans or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The transfer of assets from SAIF directly into a competing option is prohibited without a 90-day equity wash rule and may limit the ability of SAIF to transact at contract value. The following employer-initiated events may limit the ability of the SAIF to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan Members designed to influence a Member not to invest in the SAIF or to transfer assets out of the SAIF;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances that affect the SAIF - In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. The wrap contracts generally contain provisions that limit the ability of the SAIF to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the SAIF or the administration of the SAIF that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the SAIF’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the SAIF’s NAV may decline if the market value of its assets decline. The SAIF’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The SAIF is unlikely to maintain a stable NAV if for any reason it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from any number of reasons including but not limited to, the SAIF’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The SAIF may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
Note 6. Exempt Party-In-Interest Transactions
ERISA section 406(a) prohibits various types of transactions between a plan and parties in interest. Parties in interest are defined by the Department of Labor regulation as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ERISA section 408(a) contains specific exemptions whereby plans may engage in certain transactions with parties in interest that are otherwise prohibited by law.

JP Morgan remained the Trustee and custodian for 2014 as defined by the Plan document. As detailed in the attached Schedule H, certain Plan investments are funds managed by JP Morgan. Therefore, the following tables present investment balances and transactions that qualify as party-in-interest.

	December 31,
(in thousands)	2014	2013
Fair Value of Funds maintained by JP Morgan:
Collective trusts	$115,205	$92,380
Mutual funds	58,656	13,154
Other managed accounts	—	38,163

(in thousands)	2014
Fees paid for services provided by JP Morgan:
Administrative services	$8
Trustee Services	29

JP Morgan and Empower, as record keepers received revenue from mutual fund and collective trust fund service providers for services provided to the funds. This revenue was used to offset certain amounts owed to JP Morgan and Empower for their administrative services to the Plan.
At December 31, 2014 and 2013, the Plan held 373,127 and 407,281 shares outstanding of common stock of the Company, respectively, with a cost basis of $6.9 million and $6.9 million, respectively. During 2014, the Plan recorded related net appreciation of $1.4 million on Company stock.
Member loans also qualify as party-in-interest transactions and amounted to $6.1 million and $5.4 million at December 31, 2014 and 2013, respectively.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.
Note 7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, Member account balances would not be impacted, since all contributions and related earnings are immediately vested.
Note 8. Federal Income Tax Status
The Plan became effective October 31, 2011, and a request for an Internal Revenue Service ("IRS") determination letter that the Plan and related trust are designed in accordance with applicable sections of the IRC has not been filed because the regular cycle for the Plan to file for a determination letter is February 1, 2015 to January 31, 2016. However, the Company believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods since the Plan became effective.
Note 9. Subsequent Events
Effective March 1, 2015, the Plan's trust agreement was amended to reflect a change in Trustee from JP Morgan to Great-West Trust Company, LLC ("GWTC"). GWTC currently serves as the custodian for the Plan's assets with the exception of the Xylem Stock Fund.

Note 10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of notes receivable from Members per the statements of net assets available for benefits to notes receivable from Members per Form 5500 as of December 31, 2014 and 2013:

(in thousands)	2014	2013
Notes receivable from Members per the statements of net assets available for benefits	$6,079	$5,448
Less: amounts deemed distributed for tax purposes	(91)	(161)
Notes receivable from Members per Form 5500	$5,988	$5,287
The following is a reconciliation of deemed distributions per the statement of changes in net assets available for benefits to deemed distributions to Members per Form 5500 for the year ended December 31, 2014:

(in thousands)	2014
Deemed distributions per the statement of changes in net assets available for benefits	$—
Add: amounts deemed distributed for tax purposes - December 31, 2014	91
Less: amounts deemed distributed for tax purposes - December 31, 2013	(161)
Deemed distributions to Members per Form 5500	$(70)
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500 as of December 31, 2014 and 2013:

(in thousands)	2014	2013
Net assets available for benefits per the financial statements	$298,522	$248,791
Add: adjustment from fair value to contract value for fully benefit responsive investment contracts	230	(71)
Less: amounts deemed distributed for tax purposes	(91)	(161)
Net assets available for benefits per Form 5500	$298,661	$248,559
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per Form 5500 for the year ended December 31, 2014:

(in thousands)	2014
Increase in net assets available for benefits per the financial statements	$49,731
Add: change in the adjustment from fair value to contract value for fully benefit responsive investment contracts	301
Less: amounts deemed distributed for tax purposes - December 31, 2014	(91)
Add: amounts deemed distributed for tax purposes - December 31, 2013	161
Net income per Form 5500	$50,102

	XYLEM RETIREMENT SAVINGS PLAN			EIN#: 45-2080495
	FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS			PN: 001
	(HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Xylem Stock Fund	Common Stock	**	$14,370,950
*	Brokerage Account	Self-directed Brokerage Securities	**	947,206
	American Century Inflation-Adjusted Bond Fund	Registered Investment Company	**	732,084
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	4,296,452
	American Funds New Perspective Fund	Registered Investment Company	**	19,967,969
	DFA Emerging Markets Fund	Registered Investment Company	**	739,772
	Eagle Small Cap Growth Fund	Registered Investment Company	**	5,882,092
*	JPMorgan Large Cap Growth Fund	Registered Investment Company	**	14,968,229
	Loomis Sayles Value Fund	Registered Investment Company	**	10,218,801
	Principal Mid Cap Blend Fund	Registered Investment Company	**	4,286,552
	Target Small Cap Value Portfolio	Registered Investment Company	**	6,714,729
	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	9,430,187
	Vanguard Total International Stock Index Fund	Registered Investment Company	**	8,722,408
*	JPMorgan Disciplined Equity Fund	Registered Investment Company	**	36,988,832
*	JPMorgan Core Plus Bond Fund	Registered Investment Company	**	6,698,486
*	JPMCB SmartRetirement 2015-C10	Collective Trust	**	7,890,916
*	JPMCB SmartRetirement 2020-C10	Collective Trust	**	18,294,552
*	JPMCB SmartRetirement 2025-C10	Collective Trust	**	13,087,813
*	JPMCB SmartRetirement 2030-C10	Collective Trust	**	13,870,479
*	JPMCB SmartRetirement 2035-C10	Collective Trust	**	8,232,648
*	JPMCB SmartRetirement 2040-C10	Collective Trust	**	5,868,491
*	JPMCB SmartRetirement 2045-C10	Collective Trust	**	3,253,899
*	JPMCB SmartRetirement 2050-C10	Collective Trust	**	2,596,080
*	JPMCB SmartRetirement Income-C10	Collective Trust	**	6,287,594
*	JPMCB Stable Asset Income Fund	Collective Trust	**	35,822,990
		Total Investments		$260,170,211

*	Member Loans	Notes receivable from Members at interest rates from 3.25% to 10.50% maturing at various dates through 2029, net of deemed distributions of $91,120		$5,987,504

*    Represents party-in-interest to the Plan.
**    Cost information is not required for Member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM RETIREMENT SAVINGS PLAN

Date: June 24, 2015	By:	/s/ Rhonda P. McKeever
Rhonda P. McKeever
Vice President, Total Rewards
Chair, Benefits Administration Committee (Plan Administrator)